

Annual Meeting of Shareholders

April 23, 2014

If we refer to "we," "us," "our," or "the Company," we mean Consolidated-Tomoka Land Co. and its consolidated subsidiaries. This presentation may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as 'will,' 'anticipate,' 'assume,' 'believe,' 'estimate,' 'expect,' 'intend,' 'believes,' or similar expressions. Although management believes that the expectations reflected in such forward-looking statements are based upon present expectations and reasonable assumptions, the Company's actual results could differ materially from those set forth in the forward-looking statements. All such expectations and assumptions are inherently subject to uncertainties and contingencies beyond our control and based upon premises with respect to future business decisions, which are subject to change. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this presentation. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of presentation. For a description of the risks and uncertainties that may cause actual results to differ from the forward-looking statements contained in this presentation, see our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system at http://www.sec.gov.

Who is CTO?

- Consolidated-Tomoka Land Co. is a real estate operating company founded over 100 years ago and public since 1969

- Total Enterprise Value of over $297mm[1]

- Company is primarily focused on transitioning from land assets into income-producing assets



Land ⟶ Income

(1) As of April 17, 2014

A Snapshot

$ in millions (except share data)

CTO: Q1 2014 / FY 2013 Share Performance	11.0% / 17.2%
RMZ Index: Q1 2014 / FY 2013 Performance	10.0% / 2.6%
Equity Market Capitalization (as of April 17, 2014)	$250.2
Total Debt	$47.2
Other Liabilities	$41.6
Total Enterprise Value	$297.4
Debt less Cash / Total Enterprise Value (as of April 17, 2014)	15.5%
Annual Dividend / Yield (as of April 17, 2014)	$0.06 / 0.14%

As of March 31, 2014 unless otherwise noted

Conservative Leverage ● Positioned for Growth

A Snapshot

Land & Subsurface	10,500+ acres 490,000± acres Subsurface Rights
Income Properties	36 Single-Tenant Income Properties, 10 States[1] 3 Self-Developed Flex/Office Properties[1] 22 Billboards
Loan Investments	Mezz Loan on Upper Upscale Hotel Property
Golf	Semi-Private – LPGA International 36 holes of Championship Golf
Other	Timber Management Hunting & Hay Leases

As of March 31, 2014 unless otherwise noted
(1) As of April 22, 2014

Why Invest?



By the Numbers

as of December 31, 2013

Total Revenues ($000's)



Operating Income ($000's)



Earnings Per Share



Book Value Per Share



CONSOLIDATED TOMOKA

Picking up the Pace

as of December 31, 2013

$ in millions



Income Investments – FY 2013

- Acquisitions
  - 9 single-tenant income properties
  - $39.3mm aggregate purchase price
  - 2 new states; 3 new credits
  - Average lease term of 10.7 years





- Dispositions
  - 5 single-tenant income properties
  - $18.6mm aggregate sales price
  - Average lease term of 7.1 years

Growing and Upgrading Portfolio

CONSOLIDATED TOMOKA

Income Properties - 3 New States

as of April 22, 2014



Top Tenants by Rent

as of April 22, 2014

Retailer	Retailer Type	Stores	% of GLA	% of Rent
CVS	DRUG STORE	8	11.6%	20.0%
Walgreens	DRUG STORE	5	8.3%	14.0%
LOWE'S	HOME IMPROVEMENT	2	28.2%	13.0%
Hilton Grand Vacations	OFFICE	2	15.4%	12.0%
Bank of America	BANK	9	9.0%	8.0%
BIG LOTS!	DISCOUNT	2	6.9%	6.0%
Harris Teeter	GROCERY	1	5.2%	6.0%

Retailer	Retailer Type	Stores	% of GLA	% of Rent
RITE AID	DRUG STORE	1	1.9%	5.0%
DICK'S SPORTING GOODS	SPORTING GOODS	1	5.3%	4.0%
BEST BUY	ELECTRONIC	1	3.4%	4.0%
BARNES & NOBLE BOOKSELLERS	SPECIALTY	1	3.2%	3.0%
PNC	BANK	1	0.5%	2.0%
CHASE	BANK	1	0.5%	2.0%
BUFFALO WILD WINGS GRILL & BAR	RESTAURANT	1	0.7%	1.0%

43% of income from Investment Grade tenants

CONSOLIDATED TOMOKA

Diversifying by State

% based on rent as of April 22, 2014



33% of income from new states since YE 2011

2013 Acquisition

- Big Lots – Germantown, MD (3-mi Pop. 95,311; 3-mi Median HHI $78,488)



Royal Crown Dr
Milestone Manor Ln
Emerald Way
Great Park Cir
Milestone Center Dr
Archstone Way
Ridge Rd
Eisenhower Memorial Hwy
Seneca Meadows Pkwy
Wegmans
KOHL'S
BEST BUY
Walmart
TARGET
Giant
Doxdam Terrace
Severndale Terrace
Shakespeare
Othello Terrace
N Frederick Rd

2013 Acquisition

- Big Lots – Glendale, AZ (3-mi Pop. 109,428; 3-mi Median HHI $65,584)


MACERICH
ARROWHEAD
101
75TH AVE
83RD AVE
± 16,500 VPD
± 47,100 VPD
± 48,800 VPD
± 18,334 VPD
BELL RD
PEORIA SPORTS COMPLEX
COSTCO
sears
amc
DICK'S
Dillard's
macy's
jcp
FOREVER21
BIG LOTS
TRADER JOE'S
Office Max
BABIES R US
TOYS R US
chili's
CHASE
ULTA
rack
DSW SHOES
rue21
OLD NAVY
TJ maxx
ROSS
TARGET
savers
JO-ANN
STAPLES

Portfolio Repositioning

- Four near term lease expirations (less than 5 years remaining)
  - Exploring lease extensions with existing tenants
  - Performing competitive analysis to identify retailers looking to enter or expand in the market

- Three "dark" Florida retail properties (performing lease / vacant property)
  - All "dark" properties have more than five years remaining on lease term
  - Seeking redevelopment opportunities

Improving Portfolio Demos

Portfolio average as of March 31, 2014



3-Mile Median Household Income



3-Mile Average Household Income



3-Mile Population

Deal Sourcing

- Sourcing on-market deals through vast broker networks, both national and boutique
- Sourcing off-market deals through developer direct and institutional relationships







































CH Capital Partners | Mid-America | CBRE | Capital Pacific | HFF Holliday Fenoglio Fowler, L.P. | Cushman & Wakefield Global Real Estate Solutions

Colliers International | Cassidy Turley | JLL | The Shopping Center Group | auction.com | Eastdil Secured | Avison Young | Stan Johnson Company

Newmark Grubb Knight Frank | Faris Lee Investments | Marcus & Millichap Real Estate Investment Services | Phoenix Commercial Advisors Commercial Real Estate Services

Distribution Facility

POTENTIAL LAND TRANSACTION

- 76 Acres along I-95 and Dunn Avenue

- 700,000 SF distribution facility

- Capital investment of approximately $80mm (not CTO)

- Creation of 400 - 500 new jobs

- CTO owns 75+ acres surrounding the distribution facility

- $15mm in incentives from state, county, city and private entities



CONSOLIDATED TOMOKA

Bayberry II

LITIGATION SUCCESS

- Originally sold 596 acres for $6.5mm in 2004

- Developer owed CTO $3.8mm for unreimbursed road costs in 2009

- In litigation from 2010 to 2013

- Favorable court ruling for CTO and ultimate foreclosure in January 2014

- Approximate density of 900 lots



Williamson Business Park

NEW SELF-DEVELOPED PROPERTY

- Two 15,360 SF buildings

- Construction to be complete by the end of April 2014

- 25% leased to Lamar Advertising

- Actively marketing remaining space





CONSOLIDATED TOMOKA

Commercial Mortgage Investment

- Purchased performing first mortgage in August 2013 secured by an Upper Upscale Hotel in Atlanta, GA
  - Face Value of $19.6mm, paid $17.5mm (90 cents on the dollar)
  - Face Rate of L+450; including discount, current yield was L+526
  - Loan was repaid at par in January 2014; earned approximately $2.6mm, or a 39% IRR for a 5-month investment

- Purchased mezzanine loan secured by the equity interest of the borrower in the same Upper Upscale Hotel in Atlanta, GA
  - Purchased $5.0mm mezzanine loan off-market through an institutional relationship
  - The mezz loan is 5 years at a fixed rate of 12%

One Asset, Two Investments

CONSOLIDATED
TOMOKA

Golf Operations

- ■ Strategic Repositioning
  - – New club logo and rebranded golf courses
  - – New fitness facility opened November 2013

- ■ Operating Improvements
  - – Membership total: 307 at 12/31/2013
  - – Fitness impact – upgrades: 48 golf / 15 social

- ■ Operating Results (2013 vs 2012)
  - – Revenues up 12.6%
  - – Operating loss trimmed 53.6%









Subsurface Interests

- Lease with Kerogen Florida Energy Co.
  - Amended 8-year oil exploration
    - Payment of $1.0mm for drilling requirements
    - Payment of $3.3mm for third year lease
    - Reduced leased acres to 82,000 in Hendry County, FL
    - Removed from lease 55,000 acres in Lee County, FL
  - $1.6mm in 2013 revenue

- Lease with BreitBurn Energy – Two Operating Wells
  - $268k in royalty revenue in 2013

- Actively discussing 55,000 acres in Lee County currently not under lease

- Surface Entry Right Release Revenue
  - $120k in 2013 revenue

CONSOLIDATED TOMOKA

Additional Sources of Revenue

- Agriculture
  - Approximately 3,400 acres in hay and hunting leases
  - Approximately 6,300 acres in timber production
  - $276k in 2013 revenue

- Billboards
  - 22 Billboards
  - $189k in 2013 revenue

- Cash from Impact Fees
  - $232k in 2013

Segment Income*

$ in millions

	2011	2012	2013
Income Properties	$7.15	$7.79	**$11.49**
Commercial Mortgage Loan	$0.00	$0.00	**$1.71**
Real Estate Operations	($0.25)	$2.39	**$2.29**
Golf Operations	($1.33)	($0.89)	**($0.41)**
Agriculture and Other	($0.53)	($0.03)	**$0.13**
Total Segment Income	$5.04	$9.26	**$15.21**
Total Segment Income Growth		83.7%	**64.3%**

*Revenues less direct cost of revenue

CONSOLIDATED TOMOKA

Debt Summary

as of March 31, 2014



- Available Credit Capacity
- Cash Balance (excludes restricted cash)

- Total Debt/Total Market Cap
- Net Debt/Total Market Cap

- Fixed Rate
- Variable Rate

■ Weighted Average Rate: 3.04%

■ Weighted Average Duration: 5.7 years

(1) Does not include unused fee

CTO Advantage

	Implied Cap Rate	2014E FFO Multiple	Top Three Tenants	Credit Rating	Avg Lease Term (Yrs)	Debt+Pref/ Market Cap
CONSOLIDATED TOMOKA	N/A	N/A	CVS WAG Hilton	N/R BBB N/R	10.0	16%
AGREE REALTY CORPORATION	7.40%	13.70x	Walgreens CVS K-Mart	BBB N/R CCC+	11.7	24%
GRAMERCY PROPERTY TRUST	6.60%	15.20x	Bank of America Adesa Texas EF Transit	A BB N/R	11.7	46%
NATIONAL RETAIL PROPERTIES NYSE:NNN	6.50%	16.90x	Susser Holdings Corp Mister Car wash The Pantry, Inc.	B+ N/R B+	12.0	34%
 American Realty Capital Global Trust	6.00%	12.50x	Dollar General Citizens Bank FedEx	BBB- A- BBB	11.0	49%
SPIRIT REALTY CAPITAL	6.80%	14.10x	Shopko Walgreens 84 Lumber	N/R BBB N/R	10.1	47%
EPR Properties Return on Insight	7.40%	12.90x	American Muti-Cinema Cinemark USA, Inc. Imagine Schools, Inc.	B BB- N/R	13.6	39%

Source: CTO estimates and publicly available documents
All information as of April 4, 2014; CTO information as of April 17, 2014


CONSOLIDATED TOMOKA

2014 Guidance

$ in millions

Earnings per share (on a fully diluted basis)	$1.00 - $1.10 per share
Acquisition of Income Producing Assets	$50mm- $60mm
Target Investment Yields	6% - 9%
Disposition of Non-Core Income Properties	$8mm - $10mm
Target Disposition Yields	7.5% - 9.5%
Land Transactions (sales value)	$5mm - $10mm
Leverage Target	< 40%

Where does the Stock Market Value our Land?

Trading Value of Land	
Shares	5,840,789
Share Price (as of April 17, 2014)	$42.84
Market Capitalization	**$250,219,401**
Long-Term Debt	$47,227,032
Deferred Income Taxes (Net)	**$32,428,978**
Other Liabilities	$9,170,546
Less: Book Value of Income Properties, Golf, Mortgage Loan & Other Assets	($176,980,079)
Implied Land Value	**$162,065,878**
Approximate Acres	10,500
Implied Land Value/Acre	**$15,435**

All amounts as of March 31, 2014 unless otherwise noted

CONSOLIDATED TOMOKA

Harvesting Value: Land Transactions



Halifax Humane Society

Sold 3.06 acres
$128k/ac
February 2014



Intracoastal Bank

Sold 2.02 acres
$317k/ac
December 2013



RaceTrac

Sold 3.4 acres
$382k/ac
December 2013



CarMax

Sold 6.23 acres
$168.5k/ac
December 2013



P&S Paving

Sold 16.6 acres
$37k/ac
June 2012

95
40
FLORIDA HOSPITAL
TIGER BAY STATE FOREST
LPGA INTERNATIONAL
DAYTONA INTL SPEEDWAY
DAYTONA INTL AIRPORT
92
4
to Orlando

Sold 31.31 Acres at an Average Price of $128k/ac

Corporate Highlights

- Share Buy Back – In 2014, through April 17, 2014, we have bought back 25,836 shares for $928k at an average price of $35.92 per share

- Board of Directors reduced to 7 from 11 in 2011

- 13 Full-time employees

- Annual election of board

Shareholder Friendly

Housing Rebound



Annual Permits issued for
Deltona-Daytona Beach-Ormond Beach Area

Source: US Census Bureau

Single Family Homes on the rebound

Home of NASCAR

INTERNATIONAL SPEEDWAY CORPORATION

- $400mm renovation of Daytona International Speedway creating
  - 1,200 direct jobs
  - 101,000 seating capacity and 53 suites
  - Projected completion date: January 2016

DAYTONA RISING



Large Commercial Development

ONE **DAYTONA**

- Approved for a 180-acre development including entertainment, restaurants, retail, hotel and residential uses

- Several hundred million dollars invested locally

- Anchored by Bass Pro Shops & Cobb Theatres



World-Class University

EMBRY-RIDDLE
Aeronautical University

#1 aeronautical university in the world

- $39mm, 140k SF College of Arts & Sciences building; 220k SF Student Center

- Research Park East and West on 77 acres at Daytona International Airport

  - 50k SF lab space & Diamond Aviation from Austria

  - Only wind tunnel in the country connected to an airport



Major Florida Intersection

 

- Widening is in full-throttle mode

  – $134mm project will provide more capacity along I-4 through to the I-95 interchange

  – Estimated to be complete in early 2015



Top Institutional Shareholders

as of March 20, 2014

SHAREHOLDER	SHARES	%
Wintergreen Advisers LLC	1,543,075	26.24
Third Avenue Management LLC	541,406	9.21
BlackRock Institutional	387,513	6.59
Vanguard Group, Inc.	162,229	2.76
Dimensional Fund Advisors, Inc.	156,259	2.17
Carlson Capital LP	124,700	2.12
Royce & Associates Inc.	116,314	1.98
Brookfield Asset Management	115,878	1.97
Northern Trust Corp.	95,811	1.63
State Street Corp.	93,211	1.58
TOP SHAREHOLDERS	**3,336,396**	**56.25%**

CONSOLIDATED TOMOKA

Experienced Team

		Started with Company
John P. Albright President and CEO	• Archon Capital, a Goldman Sachs Company • Morgan Stanley • Crescent Real Estate Equities	2011
Mark E. Patten Senior Vice President and CFO	• Simply Self Storage • CNL Hotels & Resorts • Vistana Inc. • KPMG	2012
Steven R. Greathouse Vice President – Investments	• N3 Real Estate • Morgan Stanley • Crescent Real Estate Equities	2012
Teresa J. Thornton-Hill Vice President - Corporate Counsel	• ICI Homes • Cobb Cole • Rogers Towers, P.A.	2005
Linda Crisp Vice President - Corporate Secretary	• 38 years with CTO	1976
Jeff Robbins Director of Real Estate	• Robbins Development Partners, Inc. • Broad Street Partners, LLC • JLL	2012

Board of Directors

		Director Since
John P. Albright	President & Chief Executive Officer of the Company	2012
John J. Allen	President of Allen Land Group, Inc.	2009
Jeffry B. Fuqua	Chairman of the Board of the Company and President of Amick Holdings, Inc.	2009
William L. Olivari	Certified Public Accountant and Partner of Olivari and Associates	2008
Howard C. Serkin	Chairman of Heritage Capital Group, Inc.	2011
A. Chester Skinner, III	Vice Chairman of the Board of the Company and President of Skinner Bros. Realty Co.	2010
Thomas P. Warlow, III	President & Chairman - The Martin Andersen-Gracia Andersen Foundation, Inc.	2010

Contact Us

Consolidated-Tomoka Land Co.
1530 Cornerstone Boulevard
Daytona Beach, FL 32117

main: 386.274.2202
fax: 386.274.1223
email: info@ctlc.com
NYSE MKT: CTO

For additional information, please see our Annual Report on Form 10-K for the year ended December 31, 2013, copies of which may be obtained by writing the corporate secretary at the address above, or at www.ctlc.com.

Discover Daytona West at www.exploredb.com

Appendix

Well-Positioned Land



- The Company owns 10,500+ acres:
  - 1,500 acres east of I-95
  - Over 300 acres along I-95
  - Land is located in the City of Daytona Beach

- Land uses include:
  - Industrial
  - Medical
  - Multi-Family
  - Office
  - Residential
  - Retail

Well-Positioned Land


95
40
GOLF
TENNIS
TIGER BAY STATE FOREST
LPGA BLVD
MASON AVE
92
Sears
Daytona International Speedway
Daytona International Airport
Daytona Beach
Atlantic Ocean
95
4
92
Orlando
Miami
Ponce Inlet

CONSOLIDATED TOMOKA

Well-Positioned Land


CARMAX
SOLD
SOLD
71,500 AADT
95
MORNING TRAFFIC
EVENING TRAFFIC
Vince Carter's
SOLD
Intracoastal Bank
Wendy's
LPGA BLVD
CORNERSTONE OFFICE PARK
24,500 AADT
14,500 AADT
WILLIAMSON BLVD
SOLD
RaceTrac

Well-Positioned Land



60 acres

FLORIDA HOSPITAL
MEMORIAL MEDICAL CENTER

Well-Positioned Land


DAYTONA BEACH AUTOMALL
95
71,500 AADT
VITAS - 55,000 SF
COSTA DEL MAR - 31,600 SF
33,000 SF EXPANSION
DAYTONA BEVERAGES 64,240 SF
ARK TECHNOLOGIES - 50,000 SF
TELEDYNE 52,000 SF EXPANSION
TELEDYNE 97,640 SF
PIEDMONT PLASTICS 58,200 SF
MASON AVENUE EXTENSION
WILLIAMSON BUSINESS PARK
UNDER CONSTRUCTION
30,720 SF AVAILABLE
5.5 ACRES
MASON COMMERCE CENTER PHASE I - 15,360 SF
MASON COMMERCE CENTER PHASE I - 15,360 SF
14,500 AADT

CONSOLIDATED TOMOKA

46

Well-Positioned Land


Florida Hospital
UP TO
200± ACRES
14,500
AADT
24,500
AADT
WILLIAMSON BLVD
LPGA BLVD
INTERSTATE
95
71,500
AADT
UP TO
80± ACRES
UP TO
80± ACRES

CONSOLIDATED TOMOKA